# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor, Toronto, Ontario Canada (A6), 000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-034116
Filed by CIK 0001575201

## Reporting persons
- Bain Capital Integral Investors 2008, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 10,773,742; sole dispositive power 0; shared dispositive power 10,773,742; aggregate amount beneficially owned 10,773,742 (19% of the class)
- BCPE Fund X Goose Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 20,100,000; sole dispositive power 0; shared dispositive power 20,100,000; aggregate amount beneficially owned 20,100,000 (30.5% of the class)

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 100 Queen's Quay East, 22nd Floor, Toronto, Ontario, Canada.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Integral Investors 2008, L.P., a Cayman Islands exempted limited partnership ("Integral 2008"), and BCPE Fund X Goose Holdings, L.P., a Delaware limited partnership ("BCPE Fund X Holdings" and, together with Integral 2008, the "Reporting Persons").

Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"), is the general partner of each of Integral 2008 and Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership ("Partners X"). Partners X is the general partner of Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership ("Fund X"), which is the sole member of BCPE Fund X Goose Holdings GP, LLC, a Delaware limited liability company ("BCPE Fund X Holdings GP" and, together with the Reporting Persons, BCI, Partners X and Fund X, the "Bain Capital Entities"), which is the general partner of BCPE Fund X Holdings.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to the securities held by the Reporting Persons are made by the partners of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Integral 2008, Partners X and Fund X are each organized under the laws of the Cayman Islands. BCPE Fund X Holdings, BCPE Fund X Holdings GP and BCI are each organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, Integral 2008 held 10,773,742 Multiple Voting Shares and BCPE Fund X Holdings held 20,100,000 Multiple Voting Shares.

The rights of the holders of the Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 10,773,742 Multiple Voting Shares held by Integral 2008 represent approximately 19.4% of the Issuer's total voting power and the 20,100,000 Multiple Voting Shares held by BCPE Fund X Holdings represent approximately 36.2% of the Issuer's total voting power. In addition, the 10,773,742 Multiple Voting Shares held by Integral 2008 are convertible, at the option of Integral 2008, into 10,773,742 Subordinate Voting Shares, or approximately 19.0% of the Issuer's outstanding Subordinate Voting Shares, and the 20,100,000 Multiple Voting Shares held by BCPE Fund X Holdings are convertible, at the option of BCPE Fund X Holdings, into 20,100,000 Subordinate Voting Shares, or approximately 30.5% of the Issuer's outstanding Subordinate Voting Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 30,873,742 Multiple Voting Shares, representing approximately 55.5% of the Issuer's total voting power, and which are convertible, at the option of the Reporting Persons, into an aggregate of 30,873,742 Subordinate Voting Shares, or approximately 40.2% of the Isuser's outstanding Subordinate Voting Shares.

The percentage of the Issuer's outstanding Subordinate Voting Shares and total voting power held by the Reporting Persons are based on 45,801,680 Subordinate Voting Shares and 51,004,076 Multiple Voting Shares outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 6, 2025.

The Reporting Persons are party to an Investor Rights Agreement, dated as of March 6, 2017, with DTR LLC, an entity directly controlled by the Issuer's President and Chief Executive Officer. The Investor Rights Agreement requires that the Reporting Persons and DTR LLC cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement. As a result, the Reporting Persons and DTR LLC may be deemed to be a group for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership of the securities held by DTR LLC.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4(a) hereof.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Capital Integral Investors 2008, L.P.: /s/ Jennifer Davis, Jennifer Davis, Partner of Bain Capital Investors, LLC (02/14/2025)
- BCPE Fund X Goose Holdings, L.P.: /s/ Jennifer Davis, Jennifer Davis, Partner of Bain Capital Investors, LLC (02/14/2025)